SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2006	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-               .
Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.
BCE and Aliant form one of North America’s largest regional
telecommunications service providers
•	New regional telecom services provider combines Aliant wireline assets, Bell’s regional lines trust announced February 1st and Bell’s interest in Nordiq

•	Consolidated trust to have 3.4 million lines in Ontario, Quebec and Atlantic Canada

•	Change will be seamless for customers, no changes in services or prices

•	Bell to acquire Aliant Mobility, strengthening its national wireless strategy

•	Head office in Atlantic Canada
Saint John, NB and Montréal, QC — March 7, 2006 — BCE Inc. (TSX, NYSE: BCE) and Aliant Inc. (TSX: AIT) today announced they are creating one of the largest regional telecommunications service providers in North America. The companies will combine Bell Canada’s wireline operations in its regional territories in Ontario and Quebec, which BCE announced February 1st would be converted into an income trust, with Aliant’s wireline operations and Bell’s 63.4 per cent interest in the Bell Nordiq Income Fund (TSX: BNQ.UN) to form a new consolidated income trust. The trust, which will have 3.4 million local access lines and over 400,000 high-speed Internet subscribers in six provinces, will be headquartered in Atlantic Canada and controlled by BCE.
Bell will also acquire Aliant Mobility and Aliant’s DownEast Communications retail outlets as part of the transaction, strengthening Bell’s national wireless strategy and bringing consumers in Atlantic Canada the most advanced networks and faster access to the latest in products and services.

“With a dedicated management team that combines the skills of Bell and Aliant, and with offices in Atlantic Canada, in Ontario and in Quebec, our customers will benefit from a team located close to them and focused on their specific regional needs,” said Michael Sabia, President and Chief Executive Officer of BCE. “In addition, this larger trust will be able to leverage its size, scale and greater geographic reach to maintain a high quality telecom infrastructure throughout its service area.”
“This new entity, which is double the size of the current Aliant, secures a key role for a business headquartered in Atlantic Canada as a leading provider of wireline communications, including broadband and the latest in value-added products and services, across eastern Canada and regions of Ontario and Quebec,” said Jay Forbes, President and Chief Executive Officer of Aliant.
The transition to the new consolidated trust will be seamless for all customers of Bell and Aliant. Customers will continue to enjoy the same products and services, including bundles, and all the benefits of the Bell and Aliant brands. Products and services will be sold under the Bell and Sympatico brands within the trust operating territory in Ontario and Québec and the Aliant and DownEast brands in Atlantic Canada. The Bell Nordiq Income Fund will continue to trade and operate independently, with no change for its customers or to operations within its territory.
“These high quality wireline assets are ideally suited for an income trust structure, as they will provide stable and predictable cash flows for unit holders. By establishing an income trust structure, we will generate significant value for our Aliant shareholders and together with Bell, be able to compete more effectively in the markets that the trust will serve,” said Mr. Forbes.
“The consolidation we are announcing today is a further evolution in the step-by-step process we have undertaken to simplify BCE’s asset base and surface value for our shareholders,” said Mr. Sabia. “By creating an expanded regional service provider, we’re making efficient use of our capital and ensuring control of an asset that is core to our business going forward.”
Upon closing, BCE will hold a 73.5 per cent indirect interest in the consolidated trust, which it expects to reduce to approximately 45 per cent through a distribution of units in the trust to BCE shareholders. At closing, Aliant’s minority shareholders will exchange their existing common shares for units of the new trust, retaining a 26.5 per cent interest therein. Through governance rights, BCE will control the new trust and hence, will continue to consolidate the financial results of the trust.
The location of the trust’s head office will enable it to leverage key elements of Aliant’s existing corporate infrastructure to operate the new company. The trust will also establish regional offices in Ontario and Québec, and will operate in both official languages. Bell will provide a number of services to the trust on an outsourced basis. No job losses are expected as a result of the transaction.

The Transaction
On closing, Aliant will contribute all of its operations to a subsidiary of the consolidated trust, and BCE will contribute its wireline regional operations and its 63.4 per cent interest in Bell Nordiq Group Inc. to subsidiaries of the trust. In exchange for its contribution, BCE will receive Aliant’s wireless business including DownEast retail outlets, and upon completion of the transaction will own a 73.5 per cent indirect interest in the trust. In addition, approximately $1.25 billion of BCE debt will effectively be transferred to the trust. BCE currently owns approximately 53.2 per cent of Aliant.
The distribution by BCE of a portion of its interest to all of its common shareholders will be effected in conjunction with a reduction of approximately 75 million BCE common shares, or approximately 8 per cent of BCE common shares outstanding. The transaction is structured so that the value of the trust units distributed to BCE shareholders is approximately equivalent to the value of trust units that BCE was anticipating distributing to its shareholders in the context of the regional lines transaction announced on February 1. BCE will maintain its current dividend of $1.32 per BCE common share. Following such distribution of trust units and the simultaneous reduction in the number of BCE common shares outstanding, BCE shareholders will receive annual cash distributions of approximately $1.40 in combined trust distributions and post-exchange BCE common share dividends.
Pro forma EBITDA and capital expenditures for the consolidated trust in fiscal 2005 would be approximately $1.4 billion and $525 million, respectively. It is expected that the trust will take on incremental debt financing to bring overall leverage to a ratio of approximately 2.0 times debt to 2005 EBITDA. Pro forma cash available for distribution in fiscal 2005 would have been approximately $6851 million. Initially, it is expected that the consolidated trust will pay out approximately 90 per cent of its cash available for distribution to its unitholders.
The trust will be a significant core asset for BCE, with its business closely aligned with that of Bell Canada for the long term. At closing, Bell and the consolidated trust will enter into a number of outsourcing and commercial agreements pursuant to which Bell will support over the long term the operations of the new trust in Ontario and Québec. Similar agreements will be entered into between the trust and Bell to support Bell wireless operations in Atlantic Canada.
The governance structure of the consolidated trust will be in line with comparable income trust precedents and will provide, amongst other things, that BCE will retain the ability to nominate a majority of the Board of Trustees of the trust and of the Board of Directors of the operating entities of the trust as long as it owns a 30 per cent or more interest in the trust. Also, BCE will have the ability to veto certain actions of the new trust and its operating entities (approval of business plan, significant corporate transactions, material changes in business, leverage in excess of 2.5 times debt to EBITDA, appointment and change of Chief Executive Officer and material commercial agreements with competitors of BCE) as long as it owns a 20 per cent or more interest in the new trust.

The dividend on Aliant’s common shares, currently being paid at an annual rate of $1.24 per share, will be paid quarterly until closing of the transaction. Aliant shareholders who are resident in Canada and who will exchange their shares of Aliant for trust units will generally realize a capital gain (or capital loss) equal to the amount by which the fair market value of the trust units received exceed (or is less than) the cost of their Aliant shares.
The distribution of a portion of BCE’s interest in the consolidated trust to its shareholders is expected to result in a tax deferred distribution to BCE shareholders resident in Canada. The distributions to U.S. shareholders should not be subject to any Canadian non-resident withholding tax. However, due to restrictions under the U.S. Investment Company Act, it is anticipated that non-institutional U.S. shareholders of BCE would receive the net proceeds of the sale of the trust units, rather than the trust units themselves.
The transaction is expected to close as early as the third quarter of 2006 once all closing conditions are met, including, without limitation, receipt of: favourable advance income tax rulings from the Canada Revenue Agency, approval by the Canadian Radio-television and Telecommunications Commission, an advance ruling certificate from the Competition Bureau, securities commissions’, other applicable regulatory and stock exchange approvals, possible third party consents on satisfactory terms, approval by Aliant’s shareholders, and necessary court approvals, as well as the arranging of satisfactory bank financing. The subsequent distribution of trust units by BCE is subject to various conditions including approval by BCE’s shareholders and necessary court approvals. Aliant expects to mail relevant proxy materials to its shareholders in April and to hold its shareholders meeting to approve the transaction in May. The shareholders of BCE will be asked separately to approve the subsequent distribution of trust units, but this will not be a condition to the establishment of the new trust. It is expected that such approval will be sought at BCE’s Annual General Meeting to be held on June 7.
The board of directors of Aliant, after receiving legal and financial advice and following the review and receipt of recommendations from its independent committee of directors and its financial advisors (including advice and a fairness opinion from Scotia Capital Inc., hired as exclusive advisor to the Committee, and an independent fairness opinion and valuation from TD Securities Inc.) unanimously approved the transaction on the basis that it is in the best interests of the company. The board of directors of Aliant recommends this transaction to its shareholders. BCE was advised by RBC Capital Markets and Goldman, Sachs & Co.
The trust units of the consolidated trust have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of such Act.

About BCE Inc.
BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the Company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, information and communications technology services (or value-added services) and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.
About Aliant
From its home base in Atlantic Canada, Aliant delivers a wide variety of innovative and traditional communications services, including local and long distance telephony, wireless, Internet, e-commerce, interactive multimedia, data and managed network services, to more than two million consumers and over 80,000 enterprises. Aliant complements its industry-leading telecommunications business with strengths in information technology solutions and knowledge-services applications. Aliant’s approximately 8,400 employees build on its 100-plus year history by collaborating to deliver the highest quality of customer service, choice, and convenience. Aliant has a market capitalization of approximately $3.7 billion.
BCE Caution Concerning Forward Looking Statements
Certain statements made in this press release, including, but not limited to, the future financial condition and results of operations of BCE, Aliant and the new regional lines income trust, the expectation that the creation of the new trust will provide stable and predictable cash flows for unitholders, the proposed distribution of trust units to BCE shareholders, BCE’s anticipated remaining interest in the new trust, the tax treatment of BCE and Aliant shareholders, the expectation that BCE shareholders will receive value from this proposed transaction consistent with the value BCE anticipated distributing to shareholders in the context of the regional lines transaction announced on February 1, 2006, the expected increase in the value of distributions to BCE shareholders, the expected increase in the equity value of the assets involved in the proposed transaction, the expected seamless nature of the transition to the new trust for customers, the expected closing date of the proposed transaction and other statements that are not historical facts, are forward-looking statements and are subject to important risks, uncertainties and assumptions. In particular, in making these statements, BCE has assumed, among other things, that the proposed transaction and subsequent distribution by BCE of units in the new trust will receive the required regulatory and securityholder approvals and that the other conditions to the transaction can be satisfied in accordance with their terms. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, readers are cautioned not to place undue reliance on these forward-looking statements.

Certain of the 2005 pro forma financial results of the new trust have been prepared by management on the basis of unaudited financial information for the year ended December 31, 2005. The actual results for the year ended December 31, 2005 may vary from the amounts discussed herein as a result of year-end adjustments made in connection with the preparation of audited financial statements or otherwise, and such variation may be material. In addition, the actual results of the new trust in the future will likely vary from the amounts discussed herein.
The pro forma combined trust cash distribution and BCE common share dividend has been prepared by management making a number of assumptions including, but not limited to, a reduction of approximately 8% in the number of BCE common shares outstanding following the proposed transaction, BCE owning approximately 45% of the new trust after distributing a portion of its interest to BCE common shareholders on a pro rata basis, pro forma cash available for distribution of approximately $685 million and the expectation that, initially, the trust will pay out approximately 90% of its cash available for distribution to its unit holders.
Other factors that could cause results or events related to the proposed transaction to differ materially from current expectations include, among other things: the fact that the proposed transaction involves the integration of various operations previously operated independently and that there can be no assurance that the combined operation resulting from the proposed transaction will realize the anticipated synergies, or that other benefits expected from the transaction will be realized; our ability to complete the proposed transaction without adverse effects on the customers of Bell Canada, Aliant or the new trust; the ability of the trust to make cash distributions (the trust’s financial results and ability to make cash distributions will be subject to various risks including, without limitation, intensity of competitive activity, general economic and market conditions, the level of consumer confidence and spending and the demand for, and prices of, the trust’s services, the impact of pending or future litigation or regulatory proceedings, and the other risk factors applicable to BCE companies).
For additional information with respect to certain of these and other assumptions and risk factors, please refer to the Safe Harbor Notice Concerning Forward-Looking Statements dated February 1, 2006 filed by BCE with the U.S. Securities and Exchange Commission, under Form 6-K, and with the Canadian securities commissions. The forward-looking statements contained in this press release represent our expectations as of March 7, 2006 and, accordingly, are subject to change after such date. However, we disclaim any intention and assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Aliant Caution Concerning Forward Looking Statements
This news release contains forward-looking statements. These statements are based on current expectations and estimates, as of March 7, 2006, about the markets in which we operate and management’s beliefs and assumptions regarding these markets. These statements include, but are not limited to statements that relate to the future financial condition and results of operations of Aliant and the new trust, the expectation that the creation of the new trust will provide stable and predictable cash flows for unitholders, the tax treatment of Aliant shareholders, the expected seamless nature of the transition to the new trust for customers, the expected closing date of the proposed transaction, the expected quarterly payment of dividends on Aliant’s common shares until the closing of the transaction, and other statements that are not historical facts. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. Moreover, the proposed transaction involves the integration of two operations previously operated independently. No assurance can be given that the combined operation resulting from the transaction will realize anticipated synergies, or that other benefits expected from the transaction will be realized.
In making these statements, Aliant has assumed, among other things, that the proposed transaction will receive the required regulatory and shareholder approvals and that the other conditions to the transaction can be satisfied in accordance with their terms. For additional information regarding these and other key assumptions and risk factors, please refer to Aliant’s Notice Concerning Forward Looking Statements dated January 26, 2006.
Should any factor impact Aliant or the new trust in an unexpected manner, or should assumptions underlying the forward-looking statements prove incorrect, the actual results or events may differ materially from the results or events predicted. All of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by Aliant will be realized or, even if substantially realized, that they will have the expected consequences for Aliant. We undertake no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances. Readers should not place undue reliance on any forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof.”
Notes:
(1)	Estimated distributable cash of $685 million represents management’s estimate and is calculated by subtracting capital expenditures and interest expense from estimated EBITDA of approximately $1.4 billion. Distributable cash is an operating performance measure that is generally used by Canadian income funds as an indicator of financial performance. Distributable cash is not a recognized measure under Canadian generally accepted accounting principles and does not have a standardized meaning. Distributable cash as presented above may not be comparable to similar measures presented by other issuers. EBITDA does not have any standardized meaning prescribed by Canadian generally accepted accounting principles. It is therefore unlikely to be comparable to similar measures presented by other companies. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement in the telecommunications industry.
For further information:
Pierre Leclerc
BCE Media Relations
(514) 391-2007
1-877-391-2007
pierre.leclerc@bell.ca

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca
Kelly Gallant
Aliant Media Relations
(902) 487-4642
Kelly.gallant@aliant.ca
Ian Chadsey
Aliant Investor Relations
(506) 647-9597
ian.chadsey@aliant.ca
Call with Financial Analysts
BCE and Aliant will hold a joint teleconference for financial analysts to discuss this announcement on Tuesday March 7, 2006 at 8:30 a.m. (Eastern). Media are welcome to participate on a listen only basis. Michael Sabia, President and CEO of BCE and Jay Forbes, President and CEO of Aliant, will participate in the teleconference.
To participate, please dial 416-641-6105 or 866-696-5895 shortly before the start of the call. A replay will be available for one week by dialing 416-695-5800 or 1 800-408-3053 (pass code: 3178837#). This teleconference will also be Webcast live and archived for one week on BCE’s website at www.bce.ca and on Aliant’s website at www.aliant.ca.
Call with the Media
BCE and Aliant will hold a teleconference for media to discuss this announcement on Tuesday March 7, 2006 at 11:00 a.m. (Eastern). Michael Sabia, President and CEO of BCE and Jay Forbes, President and CEO of Aliant, will participate in the teleconference.
To participate, please dial 514-868-1042 or 1-866-898-9626 shortly before the start of the call. A replay will be available for one week by dialing 514-861-2272 or 1-800-408-3053 (passcode 3178945#).

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.

(signed) Siim A. Vanaselja
Siim A. Vanaselja
Chief Financial Officer Date: March 7th, 2006